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12012076

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 49362

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2011** AND ENDING **DECEMBER 31, 2011**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

SPENCER CLARKE LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

410 PARK AVENUE – 15th Floor

(City)	(State)	(Zip Code)
NEW YORK,	NEW YORK	10022

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA GETTENBERG **(212) 668 - 8700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X **Certified Public Accountant**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
REGISTRATIONS BRANCH
13

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

JP
3/12/12

OATH OR AFFIRMATION

I, *REID DRESCHER*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *SPENCER CLARKE LLC, as of DECEMBER 31, 2011,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

KEVIN G HOFMANN
Notary Public - State of New York
NO. 01HO6242021
Qualified in Nassau County
My Commission Expires May 31, 2015

X ____________________
Signature

President
Title

X ____________________ 12/14/2011
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SPENCER CLARKE, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

SPENCER CLARKE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS		
Cash and cash equivalents	$	152,518
Due from broker		795
Furniture, equipment and leasehold imporvements - net of accumulated depreciation and amortization of $124,098		19,643
Other assets		13,064
Total assets	$	186,020
LIABILITIES AND CAPITAL		
Liabilities:		
Accounts payable and accrued expenses	$	20,146
Total liabilities	$	20,146
Commitments and Contingencies (Note 4)		
Capital (Note 5)		165,874
Total liabilities and capital	$	186,020

The accompanying notes are an integral part of this statement.

SPENCER CLARKE, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

Note 1- Nature of Business

Spencer Clarke, LLC (The "Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company is wholly owned by Spencer Clarke Holdings LLC ("Holdings"). The Company executes principal and agency transactions in listed and over-the-counter securities and earns consulting and advisory fees, from providing investment banking services, through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

Securities transactions (and the recognition of related income and expenses) are recorded on trade date basis.

Commission income and related expense are recorded on a trade date basis.

b) ***Cash and Cash Equivalents***
The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided.

c) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company.

d) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2- Summary of Significant Accounting Policies (continued)

e) Property and Equipment

Furniture and fixtures are depreciated on the straight-line methods over an estimated useful life of three to five years.

Leasehold improvements are recorded at cost and are amortized in accordance with the straight-line method over the life of the lease.

f) Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2011 and February 17, 2012, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Profit Sharing Plan

The Company maintains a 401(k) profit sharing plan covering all eligible employees. Under the Plan agreement, employer matching contributions are discretionary and are determined on an annual basis by the company. For the year ended December 31, 2011, the Company made a matching contribution of $-0-.

Note 4 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

SPENCER CLARKE, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

Note 5- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2011, the Company's net capital of $132,372 was $32,372 in excess of its required net capital of $100,000. The Company's net capital ratio was 15.22%

A copy of the Firm's Statement of Financial Condition as of December 31, 2011, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

Spencer Clarke, LLC
c/o Accounting and Compliance International
40 Wall Street – 17th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of Spencer Clarke, LLC as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spencer Clarke, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 17, 2012